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October 13, 2017 VIA EDGAR TRANSMISSION Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, NE Washington, D.C. 20549 Attn: J. Nolan McWilliams

Re:	Delphi Technologies PLC (formerly known as Delphi Jersey Holdings plc)
Form 10-12B
Filed June 9, 2017
File No. 001-38110

Dear Mr. McWilliams:

On behalf of our client, Delphi Technologies PLC (the “Company”), formerly known as Delphi Jersey Holdings plc, we hereby transmit for filing Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form 10-12B originally filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2017 (the “Registration Statement”), including certain exhibits. The Company will deliver to you four courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement filed on September 7, 2017. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 3.

This letter also responds to the September 14, 2017 letter (the “Comment Letter”) that the Staff (the “Staff”) of the Commission provided in respect of the Registration Statement. The Company’s response is set forth below. For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response.

Item 15. Financial Statements and Exhibits, page 2

1. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

•	Contract Manufacturing Services Agreement on page 69 of Exhibit 99.1, and

•	Credit Agreement with JPMorgan Chase Bank, N.A. on page 95 of Exhibit 99.1.

October 13, 2017

Response: The Company has revised the Registration Statement exhibits in response to the Staff’s comment.

If you have any questions regarding the foregoing response or Amendment No. 3, please do not hesitate to contact me by telephone at (312) 876-7681 or at cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosures

cc:	Liam Butterworth, President and Chief Executive Officer, Delphi Technologies PLC
David M. Sherbin, Director, Delphi Technologies PLC